Exhibit 99.4

Unaudited Financial Information for the Three Months Ended March 31, 2017 of Navig8 Product Tankers

The table below sets forth the unaudited statement of profit or loss for the three months ended March 31, 2017 and 2016 and summary balance sheet data as of March 31, 2017 for Navig8 Product Tankers Inc. and its subsidiaries, which have been prepared in accordance with U.S. GAAP. The interim financial data is not necessarily indicative of future results.

Statement of income or loss

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2017	2016
Vessel revenue (includes related party revenue of $38,199: 2016: $22,942)	$38,250	$22,942

Total operating revenue	38,250	22,942

Vessel expenses (includes related party expenses of $976; 2016: $311)	(14,039)	(9,603)
Depreciation	(11,626)	(3,180)
General and administrative expenses (includes related party expenses of $549; 2016: $491)	(2,200)	(1,830)

Total operating expenses	(27,865)	(14,613)
Net operating income	10,385	8,329
Financial items
Interest income	19	5
Interest expense and finance costs	(11,371)	(2,527)
Other financial items	(169)	8

Net financial items	(11,521)	(2,514)

Total income / (loss) before tax	(1,136)	5,815
Income tax	(23)	(16)

Net income / (loss)	$(1,159)	$5,799

Earnings per common share:
Basic (1)	$(0.04)	$0.15
Diluted(1)	$(0.04)	$0.15
Basic weighted average shares outstanding (in thousands)	46,973	39,846
Diluted weighted average shares outstanding (in thousands)	46,973	39,927

(1)	The computation of earnings per share is based on distributable net (loss)/income and the weighted average number of shares outstanding during the year. Distributable net loss for the three months ended March 31, 2017 was $1.9 million, which consists of the net loss of $1.2 million and cumulative undeclared dividends on preferred stock of $0.8 million.

Summary balance sheet data

	March 31, 2017	December 31, 2016
In thousands of U.S. dollars	(unaudited)
Balance sheet data
Cash and cash equivalents	$21,269	$34,276
Vessels, net	1,257,520	1,169,121
Vessels under construction	20,865	56,542
Total assets	1,359,495	1,316,311
Current and non-current debt (1)	887,905	843,060
Shareholders’ equity	443,465	444,521

(1)	Current and non-current debt as of March 31, 2017 and December 31, 2016 is shown net of unamortized debt issuance costs of $30.7 million and $30.6 million, respectively.

The table below sets forth certain of NPTI’s other operating data for the three months ended March 31, 2017 and 2016.

	For the three months ended March 31, 2017		For the three months ended March 31, 2016
(in $ millions, except per day data measured in U.S. dollars)	LR1 vessels	LR2 vessels	LR1 vessels	LR2 vessels	Chartered in Vessels
Net Vessel Revenue*	$15.6	$22.5	7.0	8.4	7.6
Add back: Pool commissions	1.1	0.3	0.2	0.3	0.2
Gross Time Charter Revenue	16.7	23.3	7.2	8.8	7.8
Total Operating Days(1)	1,080	1,226	312	300	273
Average TCE per day(2)	15,429	18,972	22,949	29,185	28,515

(1)	Total operating days is defined as the total days NPTI’s vessels were in its possession for the relevant period, net of any off-hire days (scheduled and unscheduled), including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent, or TCE, per day. Average Distributed Gross TCE in $ /day is defined as the average TCE revenue calculated as the gross time charter and vessel revenues less voyage expenses (including bunkers and port charges but excluding pool commission).
*	Vessel revenue for the three months ended March 31, 2017 of $38.2 million (2016: $22.9 million) comprised of net vessel revenue of $38.1 million (2016: $23.0 million) and a net gain on Pool Management Revenue Share Rights Agreement of $0.1 million (2016: net loss of $0.1 million).